11020648

SECURITIE[S AND EXCHANGE COMMISSIO]N

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2011 WASH, D.C. 189

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **CHARLES RIVER BROKERAGE, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 New England Executive Park, Suite 150
(No. and Street)

Burlington, MA 01803
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Matarese – 781-425-3102
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

226 Causeway St. 6th floor	Boston	Massachusetts	02114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OYC 3/16/14

KW 3/28

OATH OR AFFIRMATION

I, Frank Matarese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Brokerage Operations

Title

Notary Public

My Commission expires: 8-12-2016

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

Charles River Brokerage, LLC

December 31, 2010

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155
T 617.723.7900
F 617.723.3640
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC, (the "Company") as of December 31, 2010, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 28, 2011

CHARLES RIVER BROKERAGE, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	12,083,653
Marketable security		4,746
Accounts receivable, net		610,189
Revenue earned, not yet billed		635,002
Prepaid expenses and other assets		146,646
Receivable from member		171,030
Cash deposit with clearing broker		250,000
Fixed assets at cost, less accumulated depreciation of $164,156		226,455
Total assets	$	14,127,721

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	364,014
Deferred rent		38,248
Total current liabilities		402,262
Deferred compensation		621,968
Deferred rent		103,537
Total liabilities		1,127,767
Member's equity		12,999,954
Total liabilities and member's equity	$	14,127,721

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a single member limited liability company ("SMLLC") under the laws of the Commonwealth of Massachusetts on March 25, 2004. On April 26, 2010, the Company formed a wholly owned subsidiary, Charles River Brokerage Canada Ltd., in British Columbia, Canada. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements ("ITMA") with other broker dealers, whereby the company receives commissions on certain trades executed by such broker dealers. During 2010, the Company became a provider of Alternative trading systems ("ATS"). The Company provides electronic execution capabilities for buy-side clients through the Charles River Equity Crossing ("CReX") system. This system incorporates global real-time electronic trading via the Financial Information Exchange ("FIX") through a broker-neutral network.

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also makes payments for expenses incurred by the Company in the normal course of business. At December 31, 2010, the Company had a net due from the Member of $171,030 resulting from customer payments made to the Member rather than the company.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying statement of financial condition include the accounts of Charles River Brokerage, LLC and its wholly owned subsidiary Charles River Brokerage, Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalent

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2010 is $10,470,110 invested in U.S. Treasury obligations money market funds.

Fair Value Measurement

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's cash equivalents represent U.S. Treasury obligations money market mutual funds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

The following tables represent the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2010.

Valuation Inputs	Marketable Security	Cash Equivalent
Level 1 - Quoted Prices	$ 4,746	$ 10,470,110
Level 2 - Other Significant Observable Inputs		
Level 3 - Significant Unobservable Inputs		
	$ 4,746	$ 10,470,110

There were no transfers between Level 1, 2 or 3 in 2010.

Cash Deposit with Clearing Broker

The Company has a $250,000 deposit with its clearing broker as further described in Note E.

Accounts Receivable, Net

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return. The Canadian subsidiary which was started in 2010 incurred some legal startup and organization expenses. Any Canadian tax benefit would be immaterial.

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The company evaluated its uncertain tax positions as of January 1, 2010, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2007 to 2010 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

NOTE C - FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2010:

Furniture and fixtures	$ 41,526
Computer hardware	139,646
Office equipment	1,218
Telecommunications equipment	14,657
Leasehold improvements	150,706
Computer software	42,858
	390,611
Less: accumulated depreciation and amortization	(164,156)
	$ 226,455

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis as well as certain direct expenses incurred by the Member on behalf of the Company. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events.

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom Stock Units	Exercise Price per Unit	Weighted Average Exercise Price per Unit
Outstanding, December 31, 2009	20,700	$6.12 - $29.91	$18.02
Granted	-		
Forfeitures	-		
Outstanding, December 31, 2010	20,700	$6.12 - $29.91	$18.02
Exercisable, December 31, 2010	17,325	$6.12 - $29.91	$16.02

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a clearing agreement with a clearing broker-dealer. The agreement provides for monthly payments to the broker-dealer of $10,000 beginning December 2008 and thereafter. Additionally, the Company paid $250,000 to the broker-dealer as a deposit in July 2008 as provided for in the agreement in anticipation of larger trading volumes with the broker-dealer.

Leases

The Company conducts its operations in office facilities leased as a co-tenant with the member through February 2014. The lease contains escalation clauses which increase the rent over time. The result of these increases is reflected in the rent payments below. At December 31, 2010, minimum annual rental commitments under non-cancelable leases were as follows:

Fiscal Year	
2011	$ 138,265
2012	143,172
2013	146,620
2014	36,795
	$ 464,852

The lease agreement includes rent escalation and landlord allowances which are accounted for on a straight line basis. The net effect of the straight line expense recognition is a deferred liability of $141,784 at December 31, 2010.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2010, two customers accounted for 30% of the Company's accounts receivable, customer accounted for 15% of the Company's revenue earned not yet billed.

During the year ended 2010, the Company maintained 100% of its U.S. demand deposit accounts and money market accounts with a bank. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

Additionally, the U.S. Treasury money market funds are subject to market risks.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $11,921,454 which was $11,838,298 in excess of its minimum net capital required of $83,156. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2010 was .09 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated its December 31, 2010 statement of financial condition for subsequent events through the date the financial statements is issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements

Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5

Charles River Brokerage, LLC and Subsidiaries

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155
T 617.723.7900
F 617.723.3640
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Managing Member of
Charles River Brokerage, LLC

In planning and performing our audit of the consolidated financial statements of Charles River Brokerage, LLC and Subsidiary (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
February 28, 2011

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Charles River Brokerage, LLC

December 31, 2010

GrantThornton

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2011
WASH, D.C.
189

Audit • Tax • Advisory
Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155
T 617.723.7900
F 617.723.3640
www.GrantThornton.com

Charles River Brokerage, LLC
7 New England Executive Park
Burlington, MA 01803

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Charles River Brokerage, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check stubs) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66578 FINRA DEC
Charles River Brokerage, LLC
24 New England Executive Park, Suite 150
Burlington, MA 01803

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Sussman, 603-434-3594

2. A.	General Assessment (item 2e from page 2)	$ 18624
B.	Less payment made with SIPC-6 filed (exclude interest) 08-02-2010 (Date Paid)	(8488)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	10136
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 10136
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10136
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Charles River Brokerage, LLC
(Name of Corporation, Partnership or other organization)

Stephen J. Sussman
(Authorized Signature)

FINOP
(Title)

Dated the ______ day of ______________, 20 ______.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7534881
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	84651
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	795
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	85446
2d. SIPC Net Operating Revenues	$ 7449435
2e. General Assessment @ .0025	$ 18624

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